1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Clarification of Media Reports
Regarding April 29 media reports on TSMC’s 2011 revenue growth target, TSMC would like to make the following clarification to avoid any misunderstanding due to incomplete reporting by the media:
1.	Chairman Dr. Morris Chang clearly stated TSMC’s target of 20% revenue growth in 2011 is in U.S. dollar terms. It is an internal goal, and not to be regarded as a financial forecast.
2.	Regarding media reports quoting Chairman Chang as saying “2011 is a good year”, Chairman Chang also clearly stated that “2011 is a good year except for the exchange rate.”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 29, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer